UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

A/H 3/8/2002

RECD S.E.C.
MAR 4 2002
086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8- 52989

02019785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2001** and ending **December 31, 2001**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
JUMP TRADING, L.L.C., f/k/a AKAMAI TRADING, L.L.C.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
650 W. Lake Street
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Carey Harrold (312) 930-9603
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

A/H 4/4/2002

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Jump Trading, L.L.C.**, **f/k/a Akamai Trading, L.L.C.** as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ESTABLISHED 1920
JOHNSTON, LEMON & CO.
INCORPORATED
MEMBER
NEW YORK STOCK EXCHANGE
SIPC
1101 VERMONT AVENUE, N.W.
WASHINGTON, D.C. 20005-3585
(202) 842-5500/(800) 424-5156

Affirmation

We, the undersigned officers and directors, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules of Johnston, Lemon & Co. Incorporated, as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

In addition, as members of the New York Stock Exchange Inc., we affirm that the attached Consolidated Financial Statements and supplementary schedules as of December 31, 2001, will promptly be made available to those Johnston, Lemon & Co. Incorporated members whose signatures do not appear below.

Kenneth I. Miller
Senior Vice President and
Chief Executive Officer

James H. Lemon, Jr.
Chairman of the Board and
Chief Executive Officer

Notary Public

My Commission Expires [illegible]

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Table of Contents

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

To the Members
Jump Trading, L.L.C.
f/k/a Akamai Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jump Trading, L.L.C., f/k/a Akamai Trading, L.L.C. as of December 31, 2001, and the related statements of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Jump Trading, L.L.C. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary schedule included on page 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

February 6, 2002

JUMP TRADING, L.L.C.
(f/k/a AKAMAI TRADING, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets	
Cash	$ 243,461
Due from clearing broker	993,424
Marketable securities and options	25,695,021
Total Current Assets	26,931,906
Property and Equipment	
Leasehold improvements	218,274
Furniture and office equipment	54,910
Computer equipment	820,989
Total	1,094,173
Less: Accumulated depreciation and amortization	340,331
Net property and equipment	753,842
Other Assets	
Organization costs, net of accumulated amortization of $675	1,575
Exchange memberships, at cost (Fair market value at $1,122,500)	1,006,000
Security deposit	5,550
Deposit with clearing organization	10,000
Deposit with exchange	439,051
Total Other Assets	1,462,176
TOTAL ASSETS	$ 29,147,924

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 268,448
Due to clearing broker	3,706,178
Marketable securities sold, but not yet purchased	12,458,742
Accrued state replacement taxes	60,000
Total Liabilities	16,493,368
Members' Equity	12,654,556
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 29,147,924

See notes to financial statements.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

STATEMENT OF INCOME AND MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Market making and index gains	$ 11,027,190
Interest income	40,739
Other income	4,245
Total Revenues	11,072,174
Operating Expenses	
Employee compensation and benefits	3,070,363
General and administrative	1,052,835
Professional and consulting fees	534,045
Market quotation data	465,444
Communications expense	180,442
Occupancy	103,802
Brokerage, exchange and floor	61,387
Total Operating Expenses	5,468,318
Operating Income	5,603,856
Other Expense	
Interest expense	2,564
Income before state replacement taxes	5,601,292
State replacement tax expense	47,936
Net Income	$ 5,553,356
Members' Equity, beginning of year	13,763,600
Member contributions	534,685
Member distributions	(7,197,085)
Members' Equity, end of year	$ 12,654,556

See notes to financial statements.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net income	5,553,356
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	206,558
(Increase)/decrease in current assets:	
Accounts receivable	514,869
Due from clearing broker	4,764,093
Deposits with exchange	(315,382)
Debt securities owned at market value	8,803,828
Increase/(decrease) in current liabilities:	
Accounts payable	(517,307)
Accrued expenses	(2,740,723)
Due to clearing broker	(12,234,864)
Securities sold but not yet purchased	3,880,620
Accrued state replacement taxes	(68,000)
Net Cash Provided by Operating Activities	7,847,048
Cash Flows From Investing Activities	
Purchases of property and equipment	(564,852)
Purchase of exchange membership seat	(856,000)
Total Cash Used in Investing Activities	(1,420,852)
Cash Flows From Financing Activities	
Member contributions	534,685
Member distributions	(7,197,085)
Net Cash Used in Financing Activities	(6,662,400)
Net Decrease in Cash	(236,204)
Cash at beginning of year	479,665
Cash at end of year	$ 243,461
Supplemental Information	
Cash paid for interest	$ 18,232

See notes to financial statements.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

On December 13, 2001, Akamai Trading, L.L.C. became Jump Trading, L.L.C. ("the Company"). The Company is a broker-dealer organized as a limited liability company, acting principally as an options and equities market maker at the Chicago Board Options Exchange, the Chicago Stock Exchange, the Chicago Mercantile Exchange, and through other broker dealers dealing primarily in securities, futures and options. All transactions are cleared through other broker-dealer clearing firms.

The Company was organized on June 29, 2000, under the Limited Liability Company Act of the State of Illinois. As a limited liability company, the members' liability is intended to be limited to the extent of their direct equity investment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profits and losses arising from all securities and futures transactions are also recorded on a trade date basis. All marketable securities and options are valued at market, and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Equipment

Equipment is stated at cost. Depreciation and amortization is computed using straight-line and accelerated methods over the useful lives of the assets. These lives are as follows:

Leasehold improvements	39 years
Furniture and office equipment	5-7 years
Computer equipment	5 years

Maintenance and repairs are expensed when incurred. Expenditures for major additions and improvements are capitalized and subsequently depreciated/amortized. When equipment is sold or retired, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and to have its taxable income or loss reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company may be liable for state replacement taxes.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles require the use of estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, the actual results may differ from the estimated amounts. Management believes that the estimates and assumptions used provide a reasonable basis for the fair presentation of the Company's financial condition.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 2 – MARKETABLE SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned, and sold, but not yet purchased, consist of stocks, options and futures, with a market value, at December 31, 2001, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 13,443,091	$ 997,007
Options	12,080,740	11,457,885
Futures	171,190	3,850
	$ 25,695,021	$ 12,458,742

NOTE 3 – CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In addition, the Company may be subject to increased net capital requirements as determined by the Chicago Stock Exchange.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital, as defined, of $9,778,653, and required net capital, as defined, of $100,000 resulting in excess net capital of $9,678,653. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance-sheet financial instruments, principally exchange-traded options. These off-balance-sheet financial instruments are used to conduct trading activities and manage market risks and, therefore, are subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The risks are generally not limited to the unrealized market value changes on the instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial condition of the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2001 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 5 – EXCHANGE MEMBERSHIPS

On November 16, 2000, the Company purchased one share of common stock Class B-3 for an exchange membership at the Chicago Mercantile Exchange ("CME") for $150,000. On May 2, 2001, the Company purchased a second share of Class B-3 and 5,400 Class A shares for $385,000 from the Chicago Mercantile Exchange. The shares of this stock have restrictions attached that limit their marketability. These restrictions limit the manner and the nature of how these shares may be traded.

On December 18, 2001, the Company purchased a membership seat at the Chicago Stock Exchange ("CSX") for $66,000.

On December 20, 2001, the Company purchased a membership seat at the Chicago Board of Trade ("CBOT") for $405,000.

The Company carries these exchange memberships at historical cost. The fair market value of the exchange memberships at the CME, CSX, and CBOT approximate $652,000, $66,000, and $405,000, respectively.

JUMP TRADING, L.L.C.
f/k/a AKAMAI TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 6 – COMMITMENTS AND CONTINGENCIES

On December 7, 2000, the Company renewed its office space lease. This lease expires on December 31, 2005. Under the terms of the lease, the Company is obligated for additional rentals based upon increases in operating expenses and taxes.

At December 31, 2001, the aggregate noncancelable minimum lease payments were as follows:

Year Ending December 31,	Minimum Annual Rental
2002	$ 47,492
2003	50,816
2004	53,357
2005	56,025
Totals	$ 207,690

Additionally, the Company leases other office facilities and various exchange memberships under month-to-month leases. Rent expense for 2001 approximated $104,000.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities cleared through several but primarily one broker-dealer. In the event the clearing broker-dealers do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the broker-dealer. It is the Company's policy to periodically review the brokers' creditworthiness.

The Company's cash is primarily held at one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided on such deposits. These deposits may be redeemed upon demand.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL

Broker or Dealer: **JUMP TRADING, L.L.C.**
f/k/a AKAMAI TRADING, L.L.C.

as of December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 12,654,556	{3840}
2. Deduct ownership equity not allowable for Net Capital			-	{3890}
3. Total ownership equity qualified for Net Capital			12,654,556	{3500}
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	{3720}
B. Other (deductions) or allowable credits (list)			-	{3525}
5. Total capital and allowable subordinated liabilities			12,654,556	{3530}
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Below)*	$1,776,967	{3540}		
B. Secured demand note deficiency	-	{3590}		
C. Commodity futures contracts and spot commodities- proprietary capital charges	-	{3600}		
D. Other deductions and/or charges	-	{3610}	(1,776,967)	{3620}
7. Other additions and/or allowable credits (list)			-	{3630}
8. Net capital before haircuts on securities positions			10,877,589	{3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))				
A. Contractual securities commitments	-	{3660}		
B. Subordinated securities borrowings	-	{3670}		
C. Trading and investment securities:				
1. Exempted securities	-	{3735}		
2. Debt securities	-	{3733}		
3. Options	-	{3730}		
4. Other securities	1,098,629	{3734}		
D. Undue Concentration	-	{3650}		
E. Other (list) - **Haircuts on cash accounts held in a foreign currency**	307	{3736}	(1,098,936)	{3740}
10. Net Capital			$ 9,778,653	{3750}

Non-allowable assets include:

Deposits held at clearing organizations	**10,000**
Property and equipment, net	**753,842**
Exchange membership, at cost	**1,006,000**
Organization costs, net	**1,575**
Security deposit	**5,550**
Totals	**$ 1,776,967**

COMPUTATION OF NET CAPITAL

Broker or Dealer: **JUMP TRADING, L.L.C.** **f/k/a AKAMAI TRADING, L.L.C.** as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 18)			$ 23,472	{3756}
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			100,000	{3758}
13.	Net capital requirement (greater of line 11 or 12)			100,000	{3760}
14.	Excess net capital (line 10 less 13)			9,678,653	{3770}
15.	Excess net capital at 1000% (line 10 less 10% of line 18)			9,645,808	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. Liabilities from Statement of Financial Condition				{3790}
17.	Add;				
	A. Drafts for immediate credit	$ -	{3800}		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
	C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18.	Total aggregate indebtedness			328,448	{3840}
19.	Percentage of aggregate indebtedness to net capital (line 18 / line 10)			3%	{3850}
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0%	{3860}

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	{3970}
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-	{3880}
23.	Net capital requirement (greater of line 21 or 22)	-	{3760}
24.	Excess net capital (line 10 less 23)		{3910}
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items of $120,000		{3920}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

COMPUTATION OF NET CAPITAL

Broker or Dealer:	JUMP TRADING, L.L.C. f/k/a AKAMAI TRADING, L.L.C.	as of December 31, 2001

EXEMPTIVE PROVISION UNDER RULE 15C3-3

26. Identify below the section which an exemption from Rule 15c3-1 is claimed:

A.	(k)(1) - $2,500 capital as per Rule 15c3-1	________	{4550}
B.	(k)(2)(A) - "Special Account for the Exclusive Benefit of customers" maintained	________	{4560}
C.	(k)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis		
	Name of Clearing firm First Options of Chicago, Inc.	X	{4570}
D.	(k)(3) - Exempted by order of the Commission (includes copy of letter)	________	{4580}

NOTE: The differences between the computations included on Pages 10-12 and the computations included in the Company's corresponding unaudited Form X-17-A-5 Part IIA filing are as follows:

Net Capital as reported on Form X-17-A-5 Part IIA	**$ 9,789,773**
Accounting adjustments made to books subsequent to filing	**(11,120)**
Net capital reported herein	**$ 9,778,653**

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

KGN

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

To the Members
Jump Trading, L.L.C.
f/k/a Akamai Trading, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Jump Trading, L.L.C. (the Company) for the year ended December 31, 2001 we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the members management, the SEC, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

February 6, 2002